FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, October 31, 2024

FINANCIAL RESULTS FOR THE THIRD QUARTER
(Note:    All dollar amounts in this news release are expressed in U.S. dollars except as otherwise noted. The financial results are derived from unaudited interim consolidated financial statements for the three and nine months ended September 30, 2024 prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards") applicable to the preparation of interim financial statements, including International Accounting Standard 34 Interim Financial Reporting. This news release contains certain non-GAAP and other financial measures, including underwriting profit (loss), adjusted operating income (loss), combined ratio (both discounted and undiscounted), book value per basic share, total debt to total capital ratio excluding non-insurance companies and excess (deficiency) of fair value over carrying value, that do not have a prescribed meaning under IFRS Accounting Standards and may not be comparable to similar financial measures presented by other issuers. See "Glossary of non-GAAP and other financial measures" at the end of this news release and in the company's Interim Report for the three and nine months ended September 30, 2024 for further details.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces net earnings of $1,030.8 million ($42.62 net earnings per diluted share after payment of preferred share dividends) in the third quarter of 2024, primarily reflecting increased adjusted operating income of $1,136.8 million and net gains on investments. Book value per basic share at September 30, 2024 was $1,033.18 compared to $939.65 at December 31, 2023 (an increase of 11.7% adjusted for the $15 per common share dividend paid in the first quarter of 2024).
"In the third quarter of 2024 our property and casualty insurance and reinsurance operations produced adjusted operating income of $1,136.8 million up from $967.2 million in the third quarter of 2023 (or operating income of $1,516.3 million (2023 - $1,424.4 million) including the benefit of discounting, net of a risk adjustment on claims), primarily reflecting continued strong core underwriting performance and increased interest and dividends. Our underwriting performance in the third quarter of 2024 was outstanding, with our property and casualty insurance and reinsurance companies reporting a consolidated combined ratio of 93.9% and consolidated underwriting profit of $389.7 million, on an undiscounted basis, despite higher current period catastrophe losses of $434.5 million. Gross and net premiums written grew by 13.9% and 10.0%, reflecting the acquisition of Gulf Insurance, which added $778.4 million in gross premiums written and $420.5 million in net premiums written. Excluding Gulf Insurance, gross and net premiums written grew by 3.2% and 2.8%.
"Net gains on investments of $1,287.3 million in the quarter was principally comprised of mark to market gains on bonds of $828.6 million and mark to market gains on common stocks of $322.9 million.
"We remain focused on being soundly financed and ended the quarter with approximately $2.0 billion of cash and marketable securities and an additional $2.1 billion, at fair value, of investments in associates and consolidated non-insurance companies owned by the holding company," said Prem Watsa, Chairman and Chief Executive Officer.
FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

The table below presents the sources of the company's net earnings in a segment reporting format which the company has consistently used as it believes it assists in understanding Fairfax:

	Third quarter		First nine months
	2024	2023	2024	2023
	($ millions)
Gross premiums written	8,302.2	7,272.2	25,276.7	22,453.2
Net premiums written	6,485.0	5,879.1	19,684.4	17,742.1
Net insurance revenue	6,503.6	5,724.5	18,537.1	16,276.5

Sources of net earnings
Operating income - Property and Casualty Insurance and Reinsurance:
Insurance service result:
North American Insurers	216.2	186.4	799.9	711.4
Global Insurers and Reinsurers	698.2	667.6	2,011.3	2,113.3
International Insurers and Reinsurers	125.5	78.6	319.5	229.9
Insurance service result	1,039.9	932.6	3,130.7	3,054.6
Other insurance operating expenses	(270.7)	(183.8)	(746.0)	(575.3)
Interest and dividends	544.2	453.7	1,591.8	1,172.6
Share of profit of associates	202.9	221.9	508.4	608.2
Operating income - Property and Casualty Insurance and Reinsurance	1,516.3	1,424.4	4,484.9	4,260.1
Operating income - Life insurance and Run-off	1.2	33.0	16.7	42.7
Operating income - Non-insurance companies	48.8	125.9	91.3	162.2
Net finance expense from insurance contracts and reinsurance contract assets held	(1,112.6)	(7.9)	(1,483.3)	(595.3)
Net gains on investments	1,287.3	56.0	1,470.4	485.1
Gain on sale of insurance subsidiary	—	—	—	259.1
Interest expense	(164.4)	(124.8)	(476.3)	(379.5)
Corporate overhead and other	(82.6)	(15.3)	(142.4)	(29.4)
Earnings before income taxes	1,494.0	1,491.3	3,961.3	4,205.0
Provision for income taxes	(374.5)	(304.3)	(1,016.3)	(784.9)
Net earnings	1,119.5	1,187.0	2,945.0	3,420.1

Attributable to:
Shareholders of Fairfax	1,030.8	1,068.9	2,722.7	3,053.3
Non-controlling interests	88.7	118.1	222.3	366.8
	1,119.5	1,187.0	2,945.0	3,420.1
The table below presents the insurance service result for the property and casualty insurance and reinsurance operations reconciled to underwriting profit, a key performance measure used by the company and the property and casualty industry in which it operates. The reconciling adjustments are (i) other insurance operating expenses as presented in the consolidated statement of earnings, (ii) the effects of discounting on losses and ceded losses on claims incurred in the period, and (iii) the effects of the risk adjustment and other, which are presented in insurance service expenses and recoveries of insurance service expenses.

	Third quarter		First nine months
Property and Casualty Insurance and Reinsurance	2024	2023	2024	2023
	($ millions)
Insurance service result	1,039.9	932.6	3,130.7	3,054.6
Other insurance operating expenses	(270.7)	(183.8)	(746.0)	(575.3)
Discounting of losses and ceded losses on claims incurred in the period	(391.3)	(391.4)	(1,267.9)	(1,419.9)
Changes in the risk adjustment and other	11.8	(65.8)	16.3	(116.5)
Underwriting profit	389.7	291.6	1,133.1	942.9
Interest and dividends	544.2	453.7	1,591.8	1,172.6
Share of profit of associates	202.9	221.9	508.4	608.2
Adjusted operating income	1,136.8	967.2	3,233.3	2,723.7

Highlights for the third quarter of 2024 (with comparisons to the third quarter of 2023 except as otherwise noted, and excluding the effects of IFRS 17 when discussing the combined ratio and adjusted operating income) include the following:
•Net premiums written by the property and casualty insurance and reinsurance operations increased by 10.0% to $6,420.4 million from $5,837.9 million, while gross premiums written increased by 13.9%, primarily reflecting the consolidation of Gulf Insurance on December 26, 2023 which contributed $420.5 million to net premiums written and $778.4 million to gross premiums written in 2024, and continued growth across most operating companies, partially offset by a decrease at Odyssey Group that reflected the non-renewal of a significant quota share contract which contributed nominal underwriting profit.
•Underwriting profit of the company's property and casualty insurance and reinsurance operations increased to $389.7 million from $291.6 million in 2023, and the undiscounted combined ratio improved to 93.9% from 95.0% in 2023, primarily reflecting growth in business volumes, partially offset by higher current period catastrophe losses of $434.5 million compared to $388.7 million in 2023.
•Adjusted operating income (which excludes the benefit of discounting, net of a risk adjustment on claims) of the property and casualty insurance and reinsurance operations increased by 17.5% to $1,136.8 million from $967.2 million, principally reflecting higher underwriting profit and interest and dividends.
•The company recorded a total net expense of $731.8 million from discounting insurance and reinsurance contracts, which was comprised of net finance expense from insurance contracts and reinsurance contract assets held of $1,112.6 million (reflecting interest accretion from unwinding the effects of discounting associated with net losses on claim payments made of $347.7 million and the effects of decreases in discount rates during the period on prior year net losses on claims of $764.9 million), partially offset by a net benefit of $380.8 million from discounting losses and ceded losses on claims incurred in the period, net of changes in risk adjustment and other. The decreases in discount rates during the period produced net gains on the company’s bond portfolio of $828.6 million that exceeded the net finance expense of $764.9 million related to the effects of decreases in discount rates on prior year net losses on claims, for a net benefit of $63.7 million (2023 - a net benefit of $164.8 million).
•Consolidated interest and dividends increased from $512.7 million in 2023 to $609.9 million (comprised of interest and dividends of $544.2 million (2023 - $453.7 million) earned by the investment portfolios of the property and casualty insurance and reinsurance operations, with the remainder earned by life insurance and run-off, non-insurance companies and corporate and other). At September 30, 2024 the company's insurance and reinsurance companies held portfolio investments of $65.3 billion (excluding Fairfax India's portfolio of $2.1 billion), of which $8.0 billion was in cash and short term investments representing 12.3% of those portfolio investments.
•Consolidated share of profit of associates of $260.2 million principally reflected share of profit of $138.3 million from Eurobank and $61.7 million from Poseidon.

•Net gains on investments of $1,287.3 million consisted of the following:

	Third quarter of 2024
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Equity exposures	(58.5)	381.4	322.9
Bonds	40.9	787.7	828.6
Other	(161.9)	297.7	135.8
	(179.5)	1,466.8	1,287.3

	First nine months of 2024
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Equity exposures	649.9	325.5	975.4
Bonds	35.8	283.2	319.0
Other	(144.9)	320.9	176.0
	540.8	929.6	1,470.4
Net gains on equity exposures of $322.9 million principally reflected a net gain of $229.5 million on the company's continued holdings of equity total return swaps on 1,964,155 Fairfax subordinate voting shares with an original notional amount of $732.5 million (Cdn$935.0 million) or $372.96 (Cdn$476.03) per share and net gains on common stocks of $99.2 million.
Net gains on bonds of $828.6 million principally reflected net gains of $502.5 million on U.S. treasuries as interest rates declined during the quarter.
Net gains on other of $135.8 million principally reflected unrealized gains of $184.0 million on the company's holdings of Digit compulsory convertible preferred shares.
•The company's fixed income portfolio continues to be conservatively positioned with effectively 71% of the fixed income portfolio invested in government bonds and 19% in high quality corporate bonds, primarily short-dated.
•At September 30, 2024 the excess of fair value over carrying value of investments in non-insurance associates and consolidated non-insurance subsidiaries was $1,921.4 million.
•The company's total debt to total capital ratio, excluding non-insurance companies, increased to 24.2% at September 30, 2024 from 23.1% at December 31, 2023, reflecting increased total debt (principally the issuance of $1.0 billion principal amount of senior notes due 2054), partially offset by increased shareholder's equity (principally from the net earnings in 2024, partially offset by purchases of 1,012,906 subordinate voting shares for cancellation).
•During the first nine months of 2024 the company purchased 1,012,906 of its subordinate voting shares for cancellation at an aggregate cost of $1,127.1 million. On September 30, 2024 the company renewed its normal course issuer bid.

•Subsequent to September 30, 2024:
•On September 30, 2024 it was announced the company will, through its insurance and reinsurance subsidiaries, increase its investment in Peak Achievement Athletics Inc. ("Peak Achievement") to a controlling interest by acquiring the 42.6% equity interest owned by Sagard Holdings Inc. The company currently applies the equity method of accounting to its investment in Peak Achievement and expects to consolidate Peak Achievement in its Non-insurance companies reporting segment upon closing, which is anticipated to occur in the fourth quarter of 2024, subject to customary closing conditions. Peak Achievement is engaged in the design, manufacture and distribution of performance sports equipment and related apparel and accessories for ice hockey, roller hockey, and lacrosse, under brands such as Bauer Hockey, Cascade Lacrosse and Maverik Lacrosse.
•On October 1, 2024 the company, through its insurance and reinsurance subsidiaries, completed its previously announced acquisition of all of the issued and outstanding common shares of Sleep Country Canada Holdings Inc. ("Sleep Country") for purchase consideration of $880.6 million (Cdn$1.2 billion) or Cdn$35.00 per common share. The company will commence consolidating Sleep Country in its Non-insurance companies reporting segment in the fourth quarter of 2024. Sleep Country is a specialty sleep retailer with a national retail store network and multiple e-commerce platforms.
At September 30, 2024 there were 21,990,603 common shares effectively outstanding.
Consolidated balance sheet, earnings and comprehensive income information, together with segmented premium and combined ratio information, follow and form part of this news release.
As previously announced, Fairfax will hold a conference call to discuss its third quarter 2024 results at 8:30 a.m. Eastern time on Friday November 1, 2024. The call, consisting of a presentation by the company followed by a question period, may be accessed at 1 (888) 390-0867 (Canada or U.S.) or 1 (212) 547-0141 (International) with the passcode “FAIRFAX”. A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Friday, November 15, 2024. The replay may be accessed at 1 (866) 405-7293 (Canada or U.S.) or 1 (203) 369-0605 (International).
Fairfax Financial Holdings Limited is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.
For further information, contact:        John Varnell
        Vice President, Corporate Development
        (416) 367-4941

CONSOLIDATED BALANCE SHEETS
as at September 30, 2024 and December 31, 2023
(US$ millions except per share amounts)

	September 30, 2024	December 31, 2023
Assets
Holding company cash and investments (including assets pledged for derivative obligations – $200.7; December 31, 2023 – $197.7)	2,046.4	1,781.6
Insurance contract receivables	786.0	926.1

Portfolio investments
Subsidiary cash and short term investments (including restricted cash and cash equivalents – $1,142.7; December 31, 2023 – $637.0)	8,017.3	7,165.6
Bonds (cost $38,884.1; December 31, 2023 – $36,511.9)	39,406.2	36,850.8
Preferred stocks (cost $900.0; December 31, 2023 – $898.3)	2,760.9	2,447.4
Common stocks (cost $6,568.6; December 31, 2023 – $6,577.2)	6,995.8	6,903.4
Investments in associates (fair value $9,070.4; December 31, 2023 – $7,553.2)	7,512.5	6,607.6
Derivatives and other invested assets (cost $784.0; December 31, 2023 – $952.0)	847.3	1,025.3
Assets pledged for derivative obligations (cost $112.5; December 31, 2023 – $137.7)	114.8	139.3
Fairfax India cash, portfolio investments and associates (fair value $3,376.9; December 31, 2023 – $3,507.6)	2,052.3	2,282.7
	67,707.1	63,422.1

Reinsurance contract assets held	11,290.4	10,887.7
Deferred income tax assets	274.4	301.1
Goodwill and intangible assets	6,239.2	6,376.3
Other assets	8,272.8	8,290.2
Total assets	96,616.3	91,985.1

Liabilities
Accounts payable and accrued liabilities	4,953.3	5,487.2
Derivative obligations	322.9	444.9
Deferred income tax liabilities	1,502.7	1,250.3
Insurance contract payables	1,060.7	1,206.9
Insurance contract liabilities	49,254.2	46,171.4
Borrowings – holding company and insurance and reinsurance companies	8,712.4	7,824.5
Borrowings – non-insurance companies	1,998.5	1,899.0
Total liabilities	67,804.7	64,284.2

Equity
Common shareholders’ equity	22,720.3	21,615.0
Preferred stock	1,335.5	1,335.5
Shareholders’ equity attributable to shareholders of Fairfax	24,055.8	22,950.5
Non-controlling interests	4,755.8	4,750.4
Total equity	28,811.6	27,700.9
	96,616.3	91,985.1

Book value per basic share	$1,033.18	$939.65

CONSOLIDATED STATEMENTS OF EARNINGS
for the three and nine months ended September 30, 2024 and 2023
(US$ millions except per share amounts)

	Third quarter		First nine months
	2024	2023	2024	2023
Insurance
Insurance revenue	8,139.6	7,098.9	23,319.9	20,033.0
Insurance service expenses	(6,633.4)	(5,704.5)	(19,032.5)	(15,921.4)
Net insurance result	1,506.2	1,394.4	4,287.4	4,111.6
Cost of reinsurance	(1,636.0)	(1,374.4)	(4,782.8)	(3,756.5)
Recoveries of insurance service expenses	1,178.8	922.5	3,605.2	2,685.7
Net reinsurance result	(457.2)	(451.9)	(1,177.6)	(1,070.8)
Insurance service result	1,049.0	942.5	3,109.8	3,040.8
Other insurance operating expenses	(325.8)	(207.3)	(853.7)	(658.8)
Net finance expense from insurance contracts	(1,449.2)	(22.7)	(2,015.9)	(833.8)
Net finance income from reinsurance contract assets held	336.6	14.8	532.6	238.5
	(389.4)	727.3	772.8	1,786.7
Investment income
Interest and dividends	609.9	512.7	1,813.7	1,359.6
Share of profit of associates	260.2	291.5	609.3	894.5
Net gains on investments	1,287.3	56.0	1,470.4	485.1
	2,157.4	860.2	3,893.4	2,739.2
Other revenue and expenses
Non-insurance revenue	1,620.4	1,744.5	4,672.7	4,862.5
Non-insurance expenses	(1,582.4)	(1,640.4)	(4,567.3)	(4,791.0)
Gain on sale of insurance subsidiary	—	—	—	259.1
Interest expense	(164.4)	(124.8)	(476.3)	(379.5)
Corporate and other expenses	(147.6)	(75.5)	(334.0)	(272.0)
	(274.0)	(96.2)	(704.9)	(320.9)
Earnings before income taxes	1,494.0	1,491.3	3,961.3	4,205.0
Provision for income taxes	(374.5)	(304.3)	(1,016.3)	(784.9)
Net earnings	1,119.5	1,187.0	2,945.0	3,420.1

Attributable to:
Shareholders of Fairfax	1,030.8	1,068.9	2,722.7	3,053.3
Non-controlling interests	88.7	118.1	222.3	366.8
	1,119.5	1,187.0	2,945.0	3,420.1

Net earnings per share	$46.04	$45.62	$119.24	$129.91
Net earnings per diluted share	$42.62	$42.26	$110.41	$120.43
Cash dividends paid per share	$—	$—	$15.00	$10.00
Shares outstanding (000) (weighted average)	22,118	23,163	22,522	23,219

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and nine months ended September 30, 2024 and 2023
(US$ millions)

	Third quarter		First nine months
	2024	2023	2024	2023

Net earnings	1,119.5	1,187.0	2,945.0	3,420.1

Other comprehensive income (loss), net of income taxes

Items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation gains (losses) on foreign subsidiaries	166.2	(174.3)	(152.1)	(162.6)
Gains (losses) on hedge of net investment in Canadian subsidiaries	(22.9)	44.8	50.6	(4.5)
Gains (losses) on hedge of net investment in European operations	(33.0)	24.0	(8.5)	6.4
Share of other comprehensive income (loss) of associates, excluding net gains (losses) on defined benefit plans	110.9	(63.4)	67.1	(66.8)
Other	(4.8)	2.7	(5.2)	7.5
	216.4	(166.2)	(48.1)	(220.0)
Net unrealized foreign currency translation losses on foreign subsidiaries reclassified to net earnings	—	—	—	1.9
Net unrealized foreign currency translation (gains) losses on associates reclassified to net earnings	(0.1)	3.2	0.2	(1.6)
	216.3	(163.0)	(47.9)	(219.7)
Items that will not be subsequently reclassified to net earnings
Net gains (losses) on defined benefit plans	(9.9)	22.8	27.3	13.9
Share of net gains (losses) on defined benefit plans of associates	0.2	(2.1)	(1.1)	(4.0)
Other	(1.2)	18.2	11.5	21.0
	(10.9)	38.9	37.7	30.9

Other comprehensive income (loss), net of income taxes	205.4	(124.1)	(10.2)	(188.8)
Comprehensive income	1,324.9	1,062.9	2,934.8	3,231.3

Attributable to:
Shareholders of Fairfax	1,225.2	976.8	2,730.9	2,917.1
Non-controlling interests	99.7	86.1	203.9	314.2
	1,324.9	1,062.9	2,934.8	3,231.3

SEGMENTED INFORMATION
(US$ millions)
Third party gross premiums written, net premiums written and combined ratios (on an undiscounted and discounted basis) for the property and casualty insurance and reinsurance operations (excluding Life insurance and Run-off) in the third quarters and first nine months ended September 30, 2024 and 2023 were as follows:

Gross Premiums Written	Third quarter		First nine months		% change year-over-year
	2024	2023	2024	2023	Third quarter	First nine months
Northbridge	644.5	613.2	1,897.8	1,818.5	5.1%	4.4%
Crum & Forster	1,626.5	1,442.6	4,343.3	3,921.4	12.7%	10.8%
Zenith National	155.3	157.1	575.0	589.2	(1.1)%	(2.4)%
North American Insurers	2,426.3	2,212.9	6,816.1	6,329.1	9.6%	7.7%

Allied World	1,671.8	1,623.2	5,697.4	5,379.0	3.0%	5.9%
Odyssey Group	1,546.2	1,621.9	4,683.4	5,018.0	(4.7)%	(6.7)%
Brit(1)	888.8	923.5	2,843.8	2,932.4	(3.8)%	(3.0)%
Global Insurers and Reinsurers	4,106.8	4,168.6	13,224.6	13,329.4	(1.5)%	(0.8)%

International Insurers and Reinsurers(2)	1,704.8	848.1	5,046.8	2,652.5	101.0%	90.3%

Property and casualty insurance and reinsurance(2)	8,237.9	7,229.6	25,087.5	22,311.0	13.9%	12.4%

Net Premiums Written	Third quarter		First nine months		% change year-over-year
	2024	2023	2024	2023	Third quarter	First nine months
Northbridge	541.2	519.8	1,673.8	1,588.4	4.1%	5.4%
Crum & Forster	1,254.1	1,124.7	3,289.6	2,965.0	11.5%	10.9%
Zenith National	159.8	162.8	582.9	601.6	(1.8)%	(3.1)%
North American Insurers	1,955.1	1,807.3	5,546.3	5,155.0	8.2%	7.6%

Allied World	1,127.9	1,105.0	4,119.8	3,878.7	2.1%	6.2%
Odyssey Group	1,512.8	1,566.2	4,434.8	4,578.1	(3.4)%	(3.1)%
Brit(1)	802.9	780.6	2,369.1	2,296.0	2.9%	3.2%
Global Insurers and Reinsurers	3,443.6	3,451.8	10,923.7	10,752.8	(0.2)%	1.6%

International Insurers and Reinsurers(2)	1,021.7	578.8	3,041.3	1,683.9	76.5%	80.6%

Property and casualty insurance and reinsurance(2)	6,420.4	5,837.9	19,511.3	17,591.7	10.0%	10.9%

Combined Ratios	Undiscounted				Discounted
	Third quarter		First nine months		Third quarter		First nine months
	2024	2023	2024	2023	2024	2023	2024	2023
Northbridge	94.0%	88.7%	91.2%	90.9%	87.5%	79.1%	82.4%	80.3%
Crum & Forster	95.7%	104.8%	95.8%	98.3%	89.8%	95.9%	87.0%	88.7%
Zenith National	96.6%	92.8%	98.2%	96.2%	88.3%	84.0%	88.2%	86.6%
North American Insurers	95.3%	98.3%	94.6%	95.8%	88.9%	89.4%	85.7%	85.9%

Allied World	88.5%	89.3%	91.0%	90.6%	79.0%	76.7%	79.2%	74.1%
Odyssey Group	93.8%	94.7%	93.2%	95.1%	81.8%	82.2%	81.9%	82.3%
Brit(1)	94.2%	94.0%	92.3%	93.2%	77.5%	81.4%	73.0%	75.3%
Global Insurers and Reinsurers	92.0%	92.7%	92.2%	93.2%	79.8%	80.0%	79.0%	77.7%

International Insurers and Reinsurers	98.5%	98.5%	97.9%	96.8%	88.0%	86.9%	90.1%	85.9%

Property and casualty insurance and reinsurance	93.9%	95.0%	93.8%	94.3%	83.9%	83.6%	83.0%	81.1%

(1)    Excluding Ki Insurance, gross premiums written increased by 0.6% and 0.2% in the third quarter and first nine months of 2024 and net premiums written increased by 4.0% and increased by 2.0% in the third quarter and first nine months of 2024. Excluding Ki Insurance, the undiscounted combined ratios were 91.8% and 91.6% in the third quarter and first nine months of 2024 and 92.4% and 93.1% in the third quarter and first nine months of 2023 (discounted combined ratios of 75.1% and 70.3% in the third quarter and first nine months of 2024 and 76.6% and 73.6% in the third quarter and first nine months of 2023).
(2)    Excluding Gulf Insurance's gross premiums written of $778.4 million and $2,243.8 million in the third quarter and first nine months of 2024 and net premiums written of $420.5 million and $1,278.3 million in the third quarter and first nine months of 2024, gross premiums written in the International Insurers and Reinsurers reporting segment increased by 9.2% and 5.7% in the third quarter and first nine months of 2024 and net premiums written increased by 3.9% and 4.7% in the third quarter and first nine months of 2024, while gross premiums written for the property and casualty insurance and reinsurance operations increased by 3.2% and 2.4% in the third quarter and first nine months of 2024 and net premiums written increased by 2.8% and 3.6% in the third quarter and first nine months of 2024.

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities regulations. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: our ability to complete acquisitions and other strategic transactions on the terms and timeframes contemplated, and to achieve the anticipated benefits therefrom; a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including unfavourable changes in interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our operating results and investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; an increase in the amount of capital that we and our subsidiaries are required to maintain and our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Bermuda, Canada or other jurisdictions in which we operate; risks associated with applicable laws and regulations relating to sanctions and corrupt practices in foreign jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; operational, financial reporting and other risks associated with IFRS 17; financial reporting risks relating to deferred taxes associated with amendments to IAS 12; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms which may adversely affect our insurance subsidiaries; risks associated with the conflicts in Ukraine and Israel and the development of other geopolitical events and economic disruptions worldwide; and risks associated with recent events in the banking sector which have elevated concerns among market participants about the liquidity, default, and non-performance risk associated with banks, other financial institutions and the financial services industry generally. Additional risks and uncertainties are described in our most recently issued Annual Report, which is available at www.fairfax.ca, and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR+ at www.sedarplus.ca. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.

GLOSSARY OF NON-GAAP AND OTHER FINANCIAL MEASURES
Management analyzes and assesses the underlying insurance and reinsurance operations, and the financial position of the consolidated company, through various measures and ratios. Certain of the measures and ratios provided in this news release, which have been used consistently and disclosed regularly in the company's Annual Reports and interim financial reporting, do not have a prescribed meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other companies. Those measures and ratios are described below.
Underwriting profit (loss) – A measure of underwriting performance calculated as insurance service result with the effects of discounting for net claims incurred in the current period, changes in the risk adjustment and other, and other insurance operating expenses all removed as shown in the table on page 2 of this news release.
Operating income (loss) – This measure is used by the company as a pre-tax performance measure of operations that excludes net finance income (expense) from insurance contracts and reinsurance contract assets held, net gains (losses) on investments, interest expense and corporate overhead and other, and that includes interest and dividends and share of profit (loss) of associates, which the company consider to be more predictable sources of investment income. Operating income (loss) includes the insurance service result and other insurance operating expenses of the insurance and reinsurance operations and the revenue and expenses of the non-insurance companies. A reconciliation of operating income (loss) to earnings before income taxes, the most directly comparable IFRS measure, is presented in the table on page 2 of this news release.
Adjusted operating income (loss) – Calculated as the sum of underwriting profit (loss), interest and dividends and share of profit of associates, this measure is used in a similar manner to operating income (loss).
Undiscounted combined ratio – A traditional performance measure of underwriting results of property and casualty companies, it is calculated by the company as underwriting expense (comprised of losses on claims, commissions and other underwriting expenses) expressed as a percentage of net premiums earned. Net premiums earned is calculated as insurance revenue less cost of reinsurance, adjusted for net commission expense on assumed business and other. Underwriting expense is calculated as insurance service expenses less recoveries of insurance service expenses and other insurance operating expenses, adjusted for the effects of discounting, risk adjustment and other. The combined ratio is used by the company for comparisons to historical underwriting results, to the underwriting results of competitors and to the broader property and casualty industry, as well as for evaluating the performance of individual operating companies. The company may also refer to combined ratio points, which expresses, on an undiscounted basis, a loss that is a component of losses on claims, net, such as a catastrophe loss or prior year reserve development, as a percentage of net premiums earned during the same period.
Discounted combined ratio – A performance measure of underwriting results under IFRS 17, it is calculated by the company as insurance service expenses less recoveries of insurance service expenses, expressed as a percentage of net insurance revenue. Net insurance revenue is calculated as insurance revenue less cost of reinsurance, both as presented in the company's consolidated statements of earnings.
Book value per basic share – The company considers book value per basic share a key performance measure as one of the company’s stated objectives is to build long term shareholder value by compounding book value per basic share by 15% annually over the long term. This measure is calculated by the company as common shareholders' equity divided by the number of common shares effectively outstanding.
Total debt to total capital ratio, excluding non-insurance companies – The company uses this ratio to assess the amount of leverage employed in its operations. As the borrowings of the non-insurance companies are non-recourse to the Fairfax holding company, this ratio excludes the borrowings and non-controlling interests of the non-insurance companies in calculating total debt and total capital, respectively.

	September 30, 2024			December 31, 2023
	As presented in the consolidated balance sheet	Adjust for consolidated non-insurance companies	Excluding consolidated non-insurance companies	As presented in the consolidated balance sheet	Adjust for consolidated non-insurance companies	Excluding consolidated non-insurance companies
Total debt	10,710.9	1,998.5	8,712.4	9,723.5	1,899.0	7,824.5
Total equity	28,811.6	1,586.0	27,225.6	27,700.9	1,634.6	26,066.3
Total capital	39,522.5		35,938.0	37,424.4		33,890.8

Total debt to total capital ratio	27.1%		24.2%	26.0%		23.1%

Excess (deficiency) of fair value over carrying value – These pre-tax amounts, while not included in the calculation of book value per basic share, are regularly reviewed by management as an indicator of investment performance for the company's non-insurance associates and market traded consolidated non-insurance subsidiaries that are considered to be portfolio investments, which are Fairfax India, Thomas Cook India, Dexterra Group, Boat Rocker and Farmers Edge (privatized in 2024).
In the determination of this non-GAAP performance measure the fair value and carrying value of non-insurance associates at September 30, 2024 were $8,302.4 and $7,030.8 (December 31, 2023 - $6,825.9 and $6,221.7), which are the IFRS fair values and carrying values included in the company's consolidated balance sheets as at September 30, 2024 and December 31, 2023. Excluded from this performance measure are (i) insurance and reinsurance associates and (ii) associates held by market traded consolidated non-insurance companies that are already included in the carrying values of those companies.
The fair values of market traded consolidated non-insurance companies are calculated as the company's pro rata ownership share of each subsidiary's market capitalization as determined by traded share prices at the financial statement date. The carrying value of each subsidiary represents Fairfax's share of that subsidiary's net assets, calculated as the subsidiary's total assets less total liabilities and non-controlling interests. All balances used in the calculation of carrying value are those included in the company's consolidated balance sheets as at September 30, 2024 and December 31, 2023.